FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: March 27, 2009	By:	/s/ Luiz Carlos Siqueira Aguiar
	Name:	Luiz Carlos Siqueira Aguiar
	Title:	Chief Financial Officer

EXHIBIT INDEX

1.	Copy of Company’s press release announcing fourth quarter and fiscal year 2008 results in U.S. GAAP, dated March 26, 2009.

EMBRAER RELEASES FOURTH QUARTER AND FISCAL YEAR 2008 RESULTS IN US GAAP

The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) and in accordance with US GAAP. The financial data presented in this release regarding the quarters ended December 31, 2008, September 30, 2008 and December 31, 2007, as well as the information regarding the fiscal year 2008, are derived from our unaudited financial statements. The financial data presented in this release for the fiscal year 2007 is derived from our audited financial statements.

São José dos Campos, March 26, 2009 – Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 120 seats, recorded fourth quarter 2008 (4Q08) net sales of US$1,818.4 million and net sales for FY2008 of US$6,335.2 million. Net Income for 4Q08 and for the full year totaled US$111.7 million and US$388.7 million, equivalent to diluted earnings per ADS of US$0.7181 and US$2.2432, respectively.

During the last quarter of 2008, Embraer increased the number of customers with firm orders for jets from the EMBRAER 170/190 family, with the sale of 11 E-Jets (six EMBRAER 170s and five EMBRAER 190s) to British Airways, from the United Kingdom. The Company delivered the first EMBRAER 190s to Holland’s KLM Cityhopper, and EMBRAER 195s to Azul Linhas Aéreas, which is the first Brazilian airline to operate an E-Jet. Regional – Compagnie Aérienne Européene, a wholly owned subsidiary of Air France, received the 500th E-Jet in the last quarter of 2008. The entry level Phenom 100 jet received the Type Certificate (TC) from Brazil’s National Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC) and from the U.S. Federal Aviation Administration (FAA). The first two units of the jet were delivered in December 2008. At the end of the year, the ultra-large Lineage 1000 received the Type Certificate from ANAC and from the European Aviation Safety Agency (EASA) and the Supplemental Type Certificate (STC) from the FAA. During 4Q08, the Defense and Government segment signed an important Latin American contract for the Super Tucano with the Dominican Republic, and sold one aircraft for transporting government officials to the Royal Thai Army, in Asia.

The firm order backlog on December 31, 2008, decreased 3.2%, compared to September 30, 2008, and reached US$20.9 billion, reflecting the beginning of the economic downturn initiated in September. Embraer sold 11 E-Jets during 4Q08, compared to 112 new sales for FY 2008. The E-Jet firm order backlog accumulated a total of 876 firm orders and 810 options.

In 4Q08, Embraer delivered 59 jets in the Commercial Aviation, Executive Aviation, and Defense and Government segments. Total deliveries in 2008 were 204 jets, the highest for a year in the Company’s history, and consistent with Embraer’s delivery schedule for the year.

Net revenues for 4Q08 totaled US$1,818.4 million, or a 3% decrease, compared to US$1,875 million for 4Q07. For FY 2008, net revenues totaled US$6,335.2 million, or a 20.8% increase over FY 2007 net revenues of US$5,245.2 million.

The gross margin for 4Q08 totaled 20.8%, representing a decrease from the 22.6% gross margin of 4Q07. For FY 2008, gross margin totaled 21.2%, representing a decrease, compared to 22.0% reported for FY 2007.

Income from operations reached US$274.6 million in 4Q08, or 66.1% above the US$165.3 million recorded for the same period last year. In FY 2008, income from operations was US$537.1 million, or an increase of 43.5% over the US$374.2 million of FY 2007, mainly due to the productivity gains achieved during the year, combined with the recognition of approximately US$80 million in contributions from suppliers, due to the certification of the Phenom 100 entry level jet.

Net income decreased from US$200.9 million, in 4Q07, to US$111.7 million, in 4Q08, and the net margin was 10.7% and 6.1%, respectively. Net income also decreased to US$388.7 million, in 2008, from US$489.3 million, in 2007, and net margins decreased to 6.1% from 9.3%, respectively.

For the year ended December 31, 2008, the Company maintained its high level of liquidity. Its total cash position, at the end of 2008, was US$2,201.5 million. Deducting the total indebtedness of US$1,825.4 million, at the end of 2008, the net cash position on December 31, 2008, was US$376.1 million.

2008 IN PERSPECTIVE

During the first quarter of 2008 (1Q08), Embraer signed a contract for the sale of 36 EMBRAER 195 jets with Azul Linhas Aéreas, a start-up airline in Brazil. The first EMBRAER 195 jet was delivered to the airline in December 2008.

Embraer’s customer portfolio was diversified even further throughout the year. In 1Q08, Air Moldova, from Moldavia, and the aircraft leasing company Jetscape, Inc., in the United States, joined the list of new customers. The Company also signed new sales contracts with Regional, a wholly owned subsidiary of Air France, EgyptAir Holding Company, from Egypt, Finnair, from Finland, and M1 Travel Ltd., from Lebanon, as well as JetBlue, from the U.S., which converted three options into three firm orders, and increased its total aircraft on order to 104.

During the second quarter of 2008, Embraer signed firm orders with the ETA Star Group, from Dubai, and with Brazil’s TRIP Linhas Aéreas for five EMBRAER 175 jets. In the Defense and Government area, the Company signed a sales contract with the Brazilian government for two EMBRAER 190 jets, which will be used for transporting government officials.

Embraer’s Executive Aviation segment also made important advances in 2008. In April 2008, Embraer formally introduced its new Embraer MSJ and Embraer MLJ executive jet programs. The midsize Embraer MSJ, with a range of 3,000 nautical miles (5,560 km), and the midlight Embraer MLJ, with a range of 2,300 nautical miles (4,260 km), are positioned between the Legacy 600 and the Phenom 300 in the Company’s executive jets portfolio, and were named the Legacy 500 and Legacy 450, respectively, in May, during the European Business Aircraft Conference and Exhibition (EBACE). At the Gavião Peixoto plant, in outstate São Paulo, Embraer finished assembling the first Phenom 300 jet, which successfully took to the air on its maiden flight, on April 29, to begin its test flight campaign.

In May, Embraer announced that an investment plan of approximately US$ 50 million for establishing a new facility in the United States. The new 150,000-square-foot state-of-the-art facility will be the headquarters for the Company’s executive aviation operations in the U.S., with capacity to product the Phenom 100 and Phenom 300 executive jets, and will have a paint shop, a delivery area, and a customer design center, to aid new customers choose their aircraft.

During 3Q08, the highlight was Embraer’s participation in the 46th edition of the traditional Farnborough Airshow, in England. On that occasion, the Company announced new aircraft sales to Kun Peng Airlines, of China, Aeroméxico, NAS Air, of Saudi Arabia, and NIKI, of Austria, closing out the quarter with a record US$ 21.6 million firm order backlog.

In 4Q08, Embraer signed a contract with England’s British Airways for firm orders for 11 E-Jets, which will be operated by BA CityFlyer. During the same period, the list of new operators welcomed Virgin Nigeria, Japan’s JAL, Holland’s KLM Cityhopper, Brazil’s Azul Linhas Aéreas Brasileiras, and Israel’s Arkia, who joined China’s Kun Peng and Grand China Express (Controlled by the Hainan Group), Montenegro Airlines, from the Republic of Montenegro, El Salvador’s TACA, Switzerland’s Flybaboo, and Saudi Arabia’s Nasair Aviation. All of these companies began operating Embraer E-Jets, in 2008 – a family of commercial jets with a 70 to 122-seat capacity – of which the 500th aircraft was delivered to France’s Regional in December.

The last quarter of 2008 was also marked by the delivery of the first two entry level Phenom 100 executive jets, and by the certification of the ultra-large Lineage 1000 executive jet. With the new sales of executive jets from the Phenom family, the number of firm orders surpassed 800 aircraft.

INCOME STATEMENT HIGHLIGHTS

The following table presents certain items from Embraer’s consolidated income statement for the periods indicated.

Statement of Income (USGAAP)	3Q08	4Q07	4Q08	FY2007	FY2008
In US$ million, except % and earnings per ADS	(2)	(2)	(2)	(1)	(2)
Net Sales	1,546.0	1,875.0	1,818.4	5,245.2	6,335.2
Gross Profit	336.1	423.7	377.4	1,151.7	1,343.5
Gross Margin	21.7%	22.6%	20.8%	22.0%	21.2%
Selling, general administrative, other expenses	(158.0)	(163.4)	(149.3)	(517.7)	(609.5)
Research and development	(77.5)	(94.9)	46.6	(259.7)	(197.0)
Income from operations	100.5	165.3	274.6	374.2	537.1
Operating margin	6.5%	8.8%	15.1%	7.1%	8.5%
Net financial income (expenses)	(102.0)	34.8	(154.0)	163.4	(171.4)
Foreign exchange gain (loss), net	58.7	(10.2)	49.5	(37.7)	71.7
Income before income taxes	57.2	189.9	170.0	499.9	437.3
Income tax benefit (expense)	2.0	20.8	(55.3)	(2.7)	(41.1)
Minority interest and equity in earnings (losses) of affiliates	(1.6)	(9.9)	(3.0)	(7.9)	(7.5)
Net income	57.7	200.9	111.7	489.3	388.7
Net margin	3.7%	10.7%	6.1%	9.3%	6.1%
Earnings per ADS - basic	0.3190	1.0851	0.7181	2.6444	2.2432
Earnings per ADS - diluted	0.3190	1.0838	0.7181	2.6412	2.2432

(1) Derived from audited annual financial statements.
(2) Derived from unaudited financial information.

DELIVERIES, NET REVENUES AND GROSS MARGIN

A total of 59 jets were delivered during 4Q08, including 44 jets to the Commercial Aviation segment, 11 jets to the Executive Aviation segment and four aircraft to the Defense and Government segment.

Deliveries by Segment	3Q08	4Q07	4Q08	2007	2008
Commercial Aviation	37	45	44	130	162
ERJ 145	1	5	-	7	6
EMBRAER 170	3	2	5	11	9
EMBRAER 175	12	13	14	34	55
EMBRAER 190	20	22	20	68	78	(1)
EMBRAER 195	1	3	5	10	14
Defense and Government	2	2	4	4	6
EMB 135	-	-	2	-	2
EMB 145	1	-	-	1	1
Legacy 600	1	-	2	1	3
EMBRAER 190		2	-	2	-
Executive Aviation	9	14	11	35	36
Phenom 100	-	-	2	-	2
Legacy 600	9	14	8	35	33
Embraer 175	-	-	1	-	1
Total	48	61	59	169	204

Deliveries identified by parentheses were aircraft delivered under operating leases

Net revenues came to US$1,818.4 million during 4Q08, representing a 3% decrease over the same period in 2007, reflecting the beginning of the economic downturn initiated in September 2008. As a result of increased aircraft deliveries year after year, net revenues for FY 2008 increased 20.8%, totaling US$6,335.2 million, compared to US$5,245.2 million in FY 2007. The gross margin decreased to 20.8%, in 4Q08, compared to 22.6% for the same period in 2007. In 2008, the gross margin was 21.2%, compared to 22.0% in 2007.

In 4Q08, net revenues for the Commercial Aviation segment totaled US$1,190.2 million, representing 65.4% of net revenues for the period, compared to US$1,156.8 million and 61.7%, respectively, in 4Q07. In 2008, net sales for the Commercial Aviation segment reached US$4,239.3 million, representing 66.9% of total net revenues for the period, compared to US$3,376.6 million and 64.4%, respectively, in 2007.

As a result of the lower number of Legacy 600 jets delivered, net revenues for the Executive Aviation segment came to US$249.7 million, in 4Q08, compared to US$341.2 million, in 4Q07. In FY 2008, net revenues for the Executive Aviation segment reached US$874.0 million, or an increase of 4.3%, compared to US$838.0 million in FY 2007.

Net revenues for the Defense and Government segment, in 4Q08, totaled US$176.4 million, compared to US$150.1 million, in 4Q07. This increase is mainly due to more aircraft deliveries in the period. There was also an increase in revenues for the Defense and Government segment, in 2008, over 2007, as revenues were US$504.5 million in FY 2008, compared to US$346.4 million in FY 2007, due to the same reasons and to new contracts signed during the period.

Net revenues for the Aviation Services segment in FY2008 reached US$600.1 million, compared to US$528.3 million in FY2007, reflecting the higher number of aircraft in service.

Net sales	3Q08		4Q07		4Q08		FY2007		FY2008
by segment	(2)		(2)		(2)		(1)		(2)
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	988.0	63.9	1,156.8	61.7	1,190.2	65.4	3,376.6	64.4	4,239.3	66.9
Defense and Government	135.3	8.8	150.1	8.0	176.4	9.7	346.4	6.6	504.5	8.0
Executive Aviation	223.1	14.4	341.2	18.2	249.7	13.7	838.0	16.0	874.0	13.8
Aviation Services	151.0	9.8	140.4	7.5	169.0	9.3	528.3	10.1	600.1	9.5
Others	48.6	3.1	86.5	4.6	33.1	1.9	155.9	2.9	117.3	1.8
Total	1,546.0	100.0	1,875.0	100.0	1,818.4	100.0	5,245.2	100.0	6,335.2	100.0

(1) Derived from audited annual financial statements.
(2) Derived from unaudited financial information.

OPERATING EXPENSES & INCOME FROM OPERATIONS

During 4Q08, operating expenses totaled US$102.8 million, compared to US$258.4 million, in 4Q07. For FY 2008, operating expenses totaled US$806.5 million, representing a 3.7% increase over US$777.5 million, in FY 2007, mainly because of the higher number of deliveries during the period.

Sales expenses totaled US$91.7 million, in 4Q08, compared to US$108.2 million in 4Q07, due to the decrease in variable sales expenses and also the expense reduction program the Company has been working on over the past years. Sales expenses for FY 2008 increased to US$393.1 million, as against US$361.3 million in FY 2007, mainly because of the increase in total deliveries for the year.

Embraer recorded an R&D income of US$46.6 million, in 4Q08, compared to an expense of US$94.9 million, in 4Q07, mainly due to the recognition of approximately US$80.0 million in contributions from suppliers, related to the certification of the Phenom 100 jet. R&D expenses for FY 2008 totaled US$197 million, compared to US$259.7 million, in FY 2007, for the same reason mentioned above.

General and administrative expenses decreased 1% from US$234.8 million, in FY 2007, to US$232.4 million, in FY 2008. In 4Q08, general and administrative expenses were US$62.9 million, representing a decrease of 9%, in comparison to US$69.1 million, in 4Q07. This decrease was mainly due to the savings gained from the implementation of a process optimization program, the P3E (Embraer Entrepreneurial Excellence Program), an internal plan focused on cost and expense controls and gains in productivity that, combined with the benefit brought by the devaluation of the Real during the period, offset the 10.1% salary increase agreed upon with the employees in 2008.

The Company recorded revenues under “other net operating expenses” of US$5.3 million, in 4Q08, compared to revenues of US$13.9 million for the same period in 2007, mainly due to the reversal of provisions resulting from a favorable decision against the extension of the basis of calculation of the PIS/COFINS tax. In FY 2008, other net operating expenses represented an income of US$16 million, compared to an income of US$78.4 million, in FY 2007, for the same reasons.

As a result of the foregoing, the Company’s operating income reached US$274.6 million, in 4Q08, and the operating margin was 15.1%, compared to US$165.3 million and 8.8%, in 4Q07. The operating income and operating margin for the FY 2008 were US$537.1 million and 8.5%, compared to US$374.2 million and 7.1%, in FY 2007, reflecting the results achieved from productivity gains.

NET INCOME

Net interest (expense) income totaled US$154 million, in 4Q08, compared to an income of US$34.8 million for 4Q07, mainly due to the decrease in interest rates during the period, and US$120.6 million in losses on derivatives positions. In FY 2008, net interest (expense) income was US$171.4 million, compared to an income of US$163.4 million, in FY 2007, partially explained by the reversal of US$89.9 million in provisions resulting from a favorable decision against the extension of the basis of calculation of the PIS/COFINS tax, in 2007, and US$ 148.3 million in losses on derivatives, in 2008.

Foreign exchange gain/loss reflects exchange variations on monetary assets and liabilities stated in other currencies, mainly Reals, which are translated into U.S. dollars at the end of each period. The Company recorded a foreign exchange gain of US$49.5 million, in 4Q08, compared to a loss of US$10.2 million, in 4Q07. Fiscal year results generated a gain of US$71.7 million, in 2008, compared to a loss of US$ 37.7 million, in 2007.

Embraer recorded an income tax expense of US$55.3 million, in 4Q08, compared to an income tax benefit of US$20.8 million, in 4Q07. The effective tax rate for the year ended December 31, 2008, was 9.4%, compared to 0.5% for the year ended December 31, 2007.

Net income in 4Q08 was US$111.7 million, representing a 6.1% net margin, compared to net income of US$200.9 million and a 10.7% net margin, in 4Q07. In FY 2007, net income was US$388.7 million, representing a 6.1% net margin, compared to net income of US$489.3 million and net margin of 9.3%, in 2007.

BALANCE SHEET HIGHLIGHTS

On December 31, 2008, Embraer’s cash and cash equivalents and temporary cash investments totaled US$2,201.5 million. On the same date, short- and long-term loans (excluding non-recourse and recourse debt) totaled US$1,825.4 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$376.1 million at the end of 4Q08.

Balance Sheet Data	(1)	(2)	(2)
(in US$ million)	FY	3Q08	FY
USGAAP	2007		2008
Cash and cash equivalents	1,307.4	1,063.3	1,430.0
Temporary cash investments	1,185.7	858.7	771.5
Trade accounts receivable	394.3	406.1	443.9
Customer and commercial financing	414.7	444.1	519.0
Inventories	2,491.2	2,924.7	2,837.0
Property, plant and equipment	566.0	696.5	751.8
Trade accounts payable	912.9	1,146.9	1,078.1
Loans	1,753.0	1,430.1	1,825.4
Shareholders' equity	2,249.4	2,146.7	2,209.3
Net cash *	740.1	491.9	376.1

*Net cash = Cash and cash equivalents + Temporary cash investments - Loans
(1)Derived from audited annual financial statements.
(2)Derived from unaudited financial information.

CASH AND CASH EQUIVALENTS AND TEMPORARY CASH INVESTMENTS

Embraer’s cash and cash equivalents and temporary cash investments on December 31, 2008, totaled US$2,201.5 million, compared to US$1,922.1 million, on September 30, 2008. Of the total balance in cash and cash equivalents and temporary cash investments, 57.0% is stated in U.S. dollars and the remaining 43.0% is comprised of investments primarily stated in Reals. Embraer’s investment strategy is to maintain sufficient cash availability to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are denominated in Reals.

TRADE ACCOUNTS RECEIVABLE AND CUSTOMER AND COMMERCIAL FINANCING

Trade accounts receivable and customer commercial financing increased by US$112.8 million, to US$963.0 million from US$850.2 million, comparing 4Q08 to 3Q08, respectively, mainly due to temporary financing structures (bridge loans) given to Embraer customers and three aircraft accepted as trade-ins during the quarter.

INVENTORIES

During 4Q08, inventories decreased to US$2,837.0 million, compared to US$2,924.7 million in 3Q08. That decrease is mostly due the increased number of aircraft deliveries during the quarter.

SHORT-TERM AND LONG-TERM LOANS

On December 31, 2008, Embraer’s total debt was US$1,825.4 million, compared to US$ 1,430.1 million, on September 30, 2008, and 33.8% of the total debt, on December 31, 2008, is effectively stated in Reals and indexed to the TJLP, at a weighted average interest rate of 8.94% per annum. The remaining US$1,209 million are stated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor +3.73% per annum.

Embraer’s total debt/LTM adjusted EBITDA ratio increased from 2.89x on September 30, 2008, to 3.00x, on December 31, 2008. Embraer’s total debt/capitalization ratio also increased to 0.45x, on December 31, 2008, from 0.40x, on September 30, 2008. LTM adjusted EBITDA was US$607.5 million, in 4Q08.

Interest coverage, as measured by an LTM adjusted EBITDA/Interest expense (gross) ratio improved during the quarter, varying from 4.33x on September 30, 2008 to 5.97x on December 31, 2008.

Certain Financial Ratios	3Q08	4Q07	4Q08

Total debt to Adjusted EBITDA (1)	2.89	4.05	3.00
Net debt to Adjusted EBITDA (2)	(0.99)	(1.71)	(0.62)
Total debt to capitalization (3)	0.40	0.44	0.45
Adjusted EBITDA to interest expense (gross) (4)	4.33	3.84	5.97
Adjusted EBITDA (5)	494.6	433.0	607.5

(1) Total debt represents short and long-term loans and financing.
(2) Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-term loans and financing.
(3) Total capitalization represents short- and long-term loans and financing plus shareholders’ equity.
(4) Interest expense (gross) includes only interest and commissions on loans.
(5) The table at the end of this release sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the indicated periods.

CAPITAL EXPENDITURES

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$56.8 million during 4Q08, compared to US$45.6 million in 4Q07 because of higher investments in the production capabilities of the Phenom business jets in 4Q08. In 2008, investments in PP&E totaled US$233.7 million, compared to US$208.9 million in 2007.

ADDITIONAL INFORMATION PREPARED UNDER BRAZILIAN GAAP

Embraer also reported its 4Q07 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which, under Brazilian law, is the basis for calculating the distribution of dividends and interest on shareholders’ equity, income tax and social contributions. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in Reais (R$).

- Net sales during 4Q08 totaled R$ 4,139.6 million and R$11,746.8 million for the year ended December 31, 2008.

- Gross profit totaled R$ 832.4 million with a gross margin of 20.1% in 4Q08. For the year ended December 31, 2008 gross profit totaled R$ 2,407.1 million and the gross margin was 20.5%.

- Income from operations for the 4Q08 was R$ 435.8 million with an operating margin of 10.5%. Income from operations totaled R$ 1,112.5 million for the year ended December 31, 2008 with an operating margin of 9.5%.

- During 4Q08, income before taxes totaled R$ 198.3 million, representing 4.8% of net sales. For the year ended December 31, 2008, income before taxes amounted to R$ 883.2 million representing 7.5% of net sales.

- Income tax and social contribution expenses were R$ 227.5 million during 4Q08, and R$ 435.1 million for the year ended December 31, 2008.

- In 4Q08 the Company reported a loss of R$ 40.6 million, with a negative net margin of 1%. Net income totaled R$ 428.8 million for the year ended December 31, 2008, with a net margin of 3.6%.

BACKLOG & DELIVERY FORECAST

Embraer delivered 59 jets in 4Q08, a decrease of 2 jets compared to 61 deliveries in 4Q07. Deliveries in 2008 totaled 204 jets, the most deliveries in a year in the Company’s history, which was consistent with Embraer’s delivery forecast of 10 to 15 Phenom jets and 195 to 200 aircraft made in 2007.

On December 31 2008, Embraer presented the following firm order backlog:

Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	733	50	693	40
EMBRAER 170	193	93	148	45
EMBRAER 175	134	173	114	20
EMBRAER 190	438	466	201	237
EMBRAER 195	111	78	27	84
TOTAL	1,791	860	1,365	426

On December 31, 2008, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments totaled a new record of US$20.9 billion. The chart below illustrates Embraer’s firm order backlog evolution.

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$16.21 on December 31, 2008, representing a 40% decrease during 4Q08.

The Company’s common shares traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo -BOVESPA) closed at R$8.81 on December 31, 2008, representing a 33% decrease during the fourth quarter of 2008.

The average daily ADS trading volume during the fourth quarter of 2008 was US$10.6 million and 652,637 shares.

CONFERENCE CALL INFORMATION

Embraer will host a meeting with the press, analysts and investors to present its 4Q08 and Fiscal Year 2008 Results in Brazilian GAAP on March 27 at 8:30 a.m (Brazilian Time) at the JK Financial Center building in São Paulo located at 510 Av Juscelino Kubitschek. The presentation will also be broadcasted live over the web at www.embraer.com/ri

Embraer will host a conference call to present its 4Q08 and Fiscal Year 2008 Results in US GAAP on March 27, 2009, as described below:

(US GAAP)
12:00 (SP)
11:00 (NY)

Telephones:
+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6301(Brazil)
Code: Embraer

Replay Number:
+55 11 4688 6312
Code: #256

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

Investor Relations

(+55 12) 3927-4404

investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On February 28, 2009, Embraer had a workforce of 17,389 employees – not counting the employees of its subsidiaries OGMA and HEAI. On December 31, 2008, Embraer’s firm order backlog totaled US$20.9 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance. They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations. The actual results can, therefore, differ substantially from those previously published as Company expectations. Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur. The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

ASSETS

	As of December 31,	As of December 31,
	2007	2008
	(1)	(2)
CURRENT ASSETS
Cash and cash equivalents	1,307,366	1,429,990
Temporary cash investments	1,185,745	771,494
Trade accounts receivable,net	354,650	438,083
Collateralized accounts receivable	12,416	11,504
Customer and commercial financing	4,292	8,610
Inventories	2,481,065	2,829,043
Deferred income taxes	87,050	154,285
Other current assets	217,157	273,477

Total current assets	5,649,741	5,916,486

NONCURRENT ASSETS
Trade accounts receivable,net	39,661	5,857
Collateralized accounts receivable	465,273	467,146
Customer and commercial financing	410,382	510,403
Inventories	10,108	7,959
Property, plant and equipment, net	565,979	751,786
Intangible assets	-	659
Investments	42,458	68,729
Deferred income taxes	175,925	173,218
Other noncurrent assets	706,327	741,672

Total noncurrent assets	2,416,113	2,727,429

TOTAL ASSETS	8,065,854	8,643,915

(1) Derived from audited annual financial statements.
(2) Derived from unaudited financial information.

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December 31,	As of December 31,
	2007	2008
	(1)	(2)
CURRENT LIABILITIES
Loans and financing	932,668	534,560
Capital lease obligation	4,413	5,529
Non recourse and recourse debt	113,965	137,678
Trade accounts payable	912,546	1,078,104
Advances from customers	801,619	1,151,494
Other payables and accrued liabilities	365,755	452,365
Taxes and payroll charges payable	98,165	57,539
Accrued taxes on income	1,875	5,795
Deferred income taxes	-	4,079
Contingencies	7,008	9,472
Accrued dividends	540	857
Unearned income	100,838	113,076

Total current liabilities	3,339,392	3,550,548

LONG-TERM LIABILITIES
Loans and financing	820,320	1,290,846
Capital lease obligation	12,021	13,896
Non recourse and recourse debt	371,732	366,877
Trade accounts payable	339	-
Advances from customers	367,957	449,208
Contribution from suppliers	112,201	44,267
Taxes and payroll charges payable	466,794	343,870
Other payables and accrued liabilities	186,102	166,715
Deferred income taxes	5,547	95,490
Contingencies	52,415	39,559
Unearned income	12,885	3,400

Total long-term liabilities	2,408,313	2,814,128

MINORITY INTEREST	68,709	69,962

SHAREHOLDERS' EQUITY	2,249,440	2,209,277

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,065,854	8,643,915

(1) Derived from audited annual financial statements.
(2) Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
USGAAP CONSOLIDATED STATEMENTS OF INCOME
In thousands of U.S.dollars except per share data

	Three Months Ended		Twelve Months Ended
	(2)	(2)	(1)	(2)
	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008
Gross sales
Domestic market	93,998	81,184	209,203	282,068
Foreign market	1,833,083	1,744,364	5,176,131	6,130,127
Sales deductions	(52,072)	(7,196)	(140,162)	(76,956)
Net sales	1,875,009	1,818,352	5,245,172	6,335,239

Cost of sales and services	(1,451,304)	(1,440,978)	(4,093,504)	(4,991,707)

Gross profit	423,705	377,374	1,151,668	1,343,532

Operating expenses
Selling expenses	(108,184)	(91,742)	(361,306)	(393,067)
Research and development	(94,931)	46,559	(259,726)	(196,968)
General and administrative	(69,150)	(62,920)	(234,792)	(232,448)
Other operating income, net	13,896	5,338	78,361	16,001

Income from operations	165,336	274,609	374,205	537,050

Interest(expense) income, net	34,761	(154,030)	163,378	(171,404)
Foreign exchange gain (loss) ,net	(10,158)	49,459	(37,669)	71,653

Income before income taxes	189,939	170,038	499,914	437,299

Income tax benefits(expense)	20,836	(55,305)	(2,745)	(41,065)

Income before minority interest and results of affiliates	210,775	114,733	497,169	396,234

Minority interest	(9,915)	(2,798)	(8,180)	(7,533)
Equity in earnings (losses) of affiliates	19	(245)	316	28

Net income	200,879	111,690	489,305	388,729

Earnings per share
Basic
Common	0.2713	0.1795	0.6611	0.5608
Diluted
Common	0.2710	0.1795	0.6603	0.5608

Weighted average shares (thousands of shares)
Basic
Common	740,465	726,596	740,142	726,596
Diluted
Common	741,370	726,596	741,047	726,596
Earnings per share - ADS basic (US$)	1.0851	0.7181	2.6444	2.2432
Earnings per share - ADS diluted (US$)	1.0838	0.7181	2.6412	2.2432

(1) Derived from audited annual financial statements.
(2) Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.dollars

	Three months ended on		Twelve months ended on
	December 31, 2007 (2)	December 31, 2008 (2)	December 31, 2007 (1)	December 31, 2008 (2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	200,879	111,690	489,305	388,729
Adjustments to reconcile net income to cash from operating activities:
Depreciation	16,529	20,161	58,798	70,488
Provision for losses,property plant and equipment	-	(352)	-	(1,288)
Allowance for doubtful accounts	1,907	1,703	1,491	2,142
Allowance (reversal) for inventory obsolescence	(907)	6,193	(9,944)	12,693
Gain (loss) on property, plant and equipment disposals	672	(639)	670	484
Accrued interest	1,806	4,643	4,491	(9,924)
Minority interest	9,915	2,798	8,180	7,533
Foreign exchange gain (loss), net	10,158	(49,459)	37,669	(71,653)
Deferred income taxes	(32,624)	53,522	(30,798)	29,494
Equity in earnings (losses) of affiliates	(19)	245	(316)	(28)
Other	10,031	1,182	1,594	(954)

Changes in assets and liabilities:	33,477	(86,187)	(538,291)	335,562

Net cash provided by (used in) operating activities	251,824	65,500	22,849	763,278

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	2,521	148	4,087	1,954
Court-mandated escrow deposits, net of withdrawals	(7,651)	68,449	(37,108)	22,649
Additions to property, plant and equipment	(45,635)	(56,794)	(208,947)	(233,679)
Business acquisitions	-	1,554	-	(15,156)
Restricted cash	14,592	(6,640)	14,592	(12,115)
Others	246	996	645	2,476

Net cash provided by (used in) investing activities	(35,927)	7,713	(226,731)	(233,871)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from borrowings	417,779	997,474	1,771,987	1,886,210
Repayment of borrowings	(502,635)	(576,809)	(1,471,971)	(1,770,464)
Payments of capital lease obligations	(555)	(815)	(2,363)	(4,569)
Proceeds from issuance of shares	2,259	-	3,602	-
Dividends and/or Interest on capital paid	(71,520)	(48,728)	(163,475)	(242,679)
Acquisition of own shares for treasury	(784)	-	(784)	(182,958)
Net cash provided by (used in) financing activities	(155,456)	371,122	136,996	(314,460)

Effect of exchange rate changes on cash and cash equivalents	43,899	(77,662)	164,856	(92,322)

Increase (decrease) in cash and cash equivalents	104,340	366,673	97,970	122,625

Cash and cash equivalents, at beginning of year	1,203,026	1,063,318	1,209,396	1,307,366

Cash and cash equivalents, at end of year	1,307,366	1,429,991	1,307,366	1,429,991

(1) Derived from audited annual financial statements.
(2) Derived from unaudited financial information.

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP. Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of our earnings releases, limiting Adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation	3Q08	4Q07	4Q08
LTM	(2)	(2)	(2)
Net income	477.9	489.3	388.7
Minority interest	14.4	7.9	7.5
Income tax benefit (expense)	(35.1)	2.7	41.1
Interest income (expense), net	(17.4)	(163.4)	171.4
Foreign Exchange gain (loss), net	(12.0)	37.7	(71.7)
Depreciation and amortization	66.9	58.8	70.5
Adjusted EBITDA	494.6	433.0	607.5

(2) Derived from unaudited quarterly financial information.
LTM : Last Twelve Months